Interim Report 2003 / 2004



SmarTone

SmarTone's advertising campaign brings "Get Closer" to life

Pluff Pluff is an original animated character SmarTone created for its latest brand advertising campaign.

Pluff Pluff, who has a big head and expressive eyes, communicates what "Get Closer" is all about. He's small. He's green. And there are those curiously long antennae. He may look very different from us, but he reminds us all of our own humanity - *our need to make connections, to find friends and to stay in touch with those we are close to.*



Sensitive, lovable Pluff Pluff. Cute as a button to look at, he's full of wide-eyed innocence. He looks at the world the way a child does with hope and expectation. And like a child, he's honest and open to new experiences.

Bold and warm-hearted, Pluff Pluff represents the person in us who truly understands that *sharing gets people closer.*

I am pleased to announce a set of improved results and encouraging progress at your company.

Profit attributable to shareholders increased to $235 million, on the back of the recovery in roaming, increase in multimedia services usage and continual focus on enhancing operational effectiveness and efficiency. Your company has made good progress in strengthening its brand and extending its leadership in service quality, laying a robust foundation for establishing a sustainable competitive advantage over the long term.

Financial Highlights

Group turnover increased to $1,549 million, compared with $1,378 million for the previous six months and $1,454 million for the same period last year.

Group earnings before interest, tax, depreciation and amortisation ("EBITDA") of $448 million was up 25 per cent. on the preceding six months and 14 per cent. on the corresponding period last year. Earnings before interest and tax ("EBIT") of $243 million rose by 76 per cent. and 24 per cent. on the previous six months and the same period last year respectively.

The Group has adopted the new accounting policy for deferred taxation in compliance with the revised Hong Kong Statement of Standard Accounting Practice 12, "Income taxes". As a result, a deferred tax charge of $39 million has been recognised for the six months ended 31 December 2003 and the accounts for the previous year have been restated.

Profit attributable to shareholders amounted to $235 million, a 52 per cent. increase on $155 million for the preceding six months and a 5 per cent. increase on $223 million for the corresponding period last year. Earnings per share for the period was $0.40, representing a 5 per cent. growth compared with $0.38 for the same period last year.

Dividend

The Board declares an interim dividend of $0.20 per share (2002: $0.20).

Business Review

Hong Kong Mobile Business

The period under review saw a strong recovery in roaming revenue from the SARS epidemic and a healthy growth in multimedia services revenue. As a result, blended ARPU for the period increased by 6 per cent. to $188 on $178 for the preceding six months. Postpaid ARPU of $207 registered a 2 per cent. growth on $203 for the previous six months. Customer loyalty further improved as postpaid churn rate reduced to 2.4 per cent. in December 2003, compared with 2.6 per cent. in June 2003. Operating expenses declined modestly, reflecting your company's continuing efforts in productivity enhancement. Total customer number increased during the period to 1,043,000 as at 31 December 2003.

SmarTone continues to improve its service quality and customer satisfaction. Your company has been strengthening its brand and improving all its business pillars — products and services; network performance; and customer service. These initiatives allow your company to improve its customer mix and create a broad platform for revenue growth and profitability.

- SmarTone launched a brand advertising campaign to bring alive its "Get Closer" customer proposition by demonstrating how SmarTone iN™ and **picturemail**™ enable customers to communicate more effectively. The campaign takes the high ground of focusing on the emotional benefits of more effective communications and building closer relationships. We believe that it would establish a stronger customer affinity for the SmarTone brand.

- To grow new revenues, SmarTone offers best-in-class multimedia services with SmarTone iN™ for consumers; and SmarTone BIZ™ for business users, both providing ease of use and broad selections of services. A growing portfolio of partnerships with content and applications providers has also been established, enabling your company to constantly enrich its content and services.

- SmarTone has been providing the widest choice of the latest handsets from leading brands to encourage adoption of multimedia services. Working closely with Sharp, your company brings to market the GX series of handsets with the best-in-market features such as high-quality camera and superior LCD display. These features, together with superb ease of use, make the GX series very popular with customers. GX32, the latest model from the GX series to be available soon, makes another breakthrough with its 1 mega pixel CCD camera, producing photographs with high enough resolution for larger prints. Together with the superior imaging quality of its CG Silicon high definition QVGA display, this new handset model again demonstrates your company's lead in bringing the best to market.

- SmarTone offers the best network performance in Hong Kong for both voice and multimedia services, validated by the results of a network quality study conducted by The Chinese University of Hong Kong. This enables your company to deliver a superior mobile experience to customers.

- SmarTone's frontline operations are being strengthened to assist individual customers to gain first-hand experience in the use of multimedia services, as well as to enhance your company's general service quality. During the period, your company received a good number of retail and service awards, the most noteworthy of which was the Best Team Performance Award for the third consecutive year at the 2003 Service and Courtesy Award of the Hong Kong Retail Management Association. This unprecedented achievement exemplifies your company's commitment to the highest level of service quality and consistency.

MACAU MOBILE BUSINESS

Mobile business in Macau recovered well from the impact of SARS and made a modest contribution to the Group's net profit.

Prospects

SmarTone is making investments in its brand, business pillars and people to improve service quality and enhance customer satisfaction. It is also effecting significant changes in its organisation and business operations to further improve its productivity and competitiveness, as well as to meet the operational requirements of the emerging business model for multimedia services. All these initiatives aim to differentiate SmarTone from competitors and to establish a sustainable competitive advantage over the long term.

Market environment has become more conducive to a wider adoption of multimedia services. Consumer confidence has improved in parallel with the economic recovery. Penetration of multimedia-enabled handsets and awareness of multimedia services have also increased significantly over the past two years. More content and applications providers are emerging, allowing your company to offer more compelling multimedia services to customers.

Focusing on customer needs, benefits and value, SmarTone has established a proven record in providing best-in-class multimedia services. It has also accumulated the know-how in optimising end-to-end service delivery to offer a superior customer experience. SmarTone is well-positioned to drive revenue growth and enhance profitability through multimedia services.

SmarTone's 3G will be a seamless transition for our customers and will deliver significant improvement on the existing 2.5G multimedia experience. The 3G radio network is being rolled out and will be put into commercial service in the second half of 2004, when the technology is mature and a much wider choice of dual-mode 2.5G/3G handsets with good performance should become available. Great emphasis is being placed on the development and marketing of 3G-enabled services and applications for both consumers and business users. I am confident that SmarTone will continue to offer the best to customers.

Appreciation

On behalf of the Board, I would like to thank our customers, shareholders and fellow directors for their continual support. I would also like to express my gratitude to our staff for their hard work and contributions.

Raymond Kwok Ping-luen
Chairman

Hong Kong, 9 March 2004

OVERVIEW

SmarTone's strong financial performance in the 2002/03 financial year continued into the first half of the current financial year. The Group achieved a profit attributable to shareholders in the period of $235 million (second half of 2002/03: $155 million). Group profit increased during the period compared to the previous six months as the business recovered following the ending of the SARS epidemic. The ISP business was closed in the second half of 2002/03 and therefore had no effect on the Group's result for the six months ended 31 December 2003. There were also no charges made for impairment of assets in the period.

The Group has adopted the revised Hong Kong Statement of Standard Accounting Practice 12, "Income taxes" in the period. This resulted in the Group incurring a charge in the period of $39 million in respect of deferred taxation. Comparative figures for the previous financial year have been restated accordingly, and resulted in a profit attributable to shareholders of $223 million for the first half of 2002/03.

OPERATING PERFORMANCE

The business achieved earnings before interest, tax, depreciation and amortisation ("EBITDA") for the period of $448 million (second half of 2002/03: $359 million).

Turnover increased in the period by $171 million to $1,549 million (second half of 2002/03: $1,378 million) due to both higher mobile services revenue and handsets sales:

- Mobile services revenue in the period increased by 12 per cent. to $1,217 million (second half of 2002/03: $1,083 million). Hong Kong mobile postpaid revenue increased due to higher ARPU and subscribers. Hong Kong prepaid revenue and Macau mobile revenue also increased in the period compared to the second half of 2002/03.

  Hong Kong blended ARPU for the period was $188 per month (second half of 2002/03: $178 per month). This increase was mainly due to the recovery in roaming revenue following the ending of the SARS epidemic and an increase in data revenue. Postpaid ARPU for the period, registered a 2 per cent. increase to $207 (second half of 2002/03: $203).

- Handsets and accessories sales in the period were $332 million (second half of 2002/03: $295 million). There was a substantial increase in handsets sold due to the launch in the period of new handset models with advanced features such as colour screens, integrated cameras and Java engine. GX22, the best GSM CameraPhone in the market, was launched in September 2003 with strong response from customers. Sales remained strong in the first months of 2004.

Cost of goods sold and services provided increased to $523 million (second half of 2002/03: $435 million) arising from higher costs of handsets sold and higher IDD and roaming partner charges. Such higher costs reflected the corresponding increases in handset sales and roaming revenues.

Other operating expenses (excluding depreciation and loss on disposal of fixed assets) decreased to $578 million (second half of 2002/03: $584 million). This was mainly due to a decrease in sales and marketing expenses in the period.

The financial performance of the Group's mobile business in Macau continued to improve and it was profitable in the six months to 31 December 2003.

Subsidiaries, Associates and Other Investments

There have been no significant subsidiary companies acquired or established during the period.

The Group has invested in three telecom and technology venture capital funds, one of which is held via an investment in an associated company. There were no charges for impairment in the six months to 31 December 2003 and the directors are of the opinion these investments are conservatively valued.

There were no disposals of subsidiaries, associates or other investments during the six months ended 31 December 2003.

Capital Structure, Liquidity and Financial Resources

The Group's capital structure changed during the period with the payment of the special and final dividends. Prior to the dividend payments, the Group was financed entirely by share capital and internally generated funds and had no external borrowings. With increased investment in debt securities and the distribution of the special cash dividend, several short term Hong Kong dollar floating interest rate, revolving credit facilities were arranged. The Group also cancelled the share premium account in the period and transferred the balance to the contributed surplus account.

The cash resources of the Group remain strong with cash and bank balances and investments in held-to-maturity debt securities, net of external borrowings, at 31 December 2003 of $1,910 million.

The Group had a net cash inflow from operating activities during the period of $353 million. Net interest received during the period was $34 million compared to $48 million in the previous six months due to an increasing percentage of its surplus funds invested in higher yielding fixed income securities. The Group's other major outflows of funds in the period were payment of the special and final dividends, purchases of held-to-maturity debt securities and purchases of fixed assets. The Group also had an inflow of $420 million being the proceeds from committed borrowing facilities totaling $600 million.

The directors of the Group are of the opinion that the Group can fund its capital expenditure for the current financial year ending 30 June 2004 from existing cash resources and its committed borrowing facilities.

Treasury Policy

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the board of directors. Surplus funds are placed on deposit with banks in Hong Kong or invested in investment grade debt securities. Bank deposits in Hong Kong are maintained in Hong Kong or United States dollars.

The Group's investments in debt securities are denominated in either Hong Kong or United States dollars with a maximum maturity of 3 years. The Group's policy is to hold its investments in debt securities until maturity.

The Group arranged several committed 1-year Hong Kong dollar denominated revolving credit facilities from various banks during the period totaling $600 million. Of this facility, $420 million was utilised at 31 December 2003.

The Group is required to arrange for banks to issue performance bonds and letters of credit on its behalf. In certain circumstances, the Group will partially or fully collaterise such instruments by cash deposits to lower their issuance cost. Total amount of pledged deposits at 31 December 2003 was $335 million (30 June 2003: $392 million).

Functional currency and foreign exchange exposure

The functional currency of the Group is the Hong Kong dollar. All material revenues, expenses, assets and liabilities, except its United States dollar fixed income investments and bank deposits, are denominated in Hong Kong dollars. The Group does not therefore have any significant exposure to foreign currency gains and losses other than those arising due to its United Stated dollar denominated bank deposits and investments in debt securities. The Group does not currently undertake any foreign exchange hedging.

Contingent liabilities

Performance bonds

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 31 December 2003 under these performance bonds was $152 million (30 June 2003: $202 million). All performance bonds were fully cash collaterialised using surplus cash deposits.

Lease out, lease back arrangement

A bank, on the Group's behalf, had issued a letter of credit to guarantee the Group's obligations under a lease out lease back arrangement entered into during the period ended 30 June 1999. This letter of credit is fully cash collaterialised using surplus funds to lower its issuance costs. The directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.

Other than the above, the Group has no other material contingent liabilities.

Employees and share option scheme

The Group had 1,260 full-time employees as at 31 December 2003, with the majority in Hong Kong. Staff receive a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include a mandatory provident fund scheme and medical and dental care insurance. Staff members are provided with both internal and external training appropriate to each individual's requirements.

The Group has a share option scheme, under which the Company may grant options to the participants, including directors and employees, to subscribe for shares of the Company. During the period, employees exercised 2,066,500 share options at prices of $9.29 and $9.20 and at 31 December 2003, 3,133,500 share options were outstanding.

(All references to "$" are to the Hong Kong dollar)

The directors are pleased to present the Group's interim report and the condensed consolidated financial statements for the six months ended 31 December 2003. The consolidated profit and loss account, the condensed consolidated cash flow statement and the consolidated statement of changes in equity for the six months ended 31 December 2003, and the consolidated balance sheet as at 31 December 2003 of the Group, all of which are unaudited, along with selected explanatory notes, are set out on pages 7 to 23 of this report.

The consolidated profit and loss account for the period ended 31 December 2002 has been restated as set out in note 1 (a) to these financial statements.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 31 December 2003

		Unaudited six months ended 31 December	
			Restated
		2003	2002
	Note	$000	$000
Turnover	2	**1,548,800**	1,453,714
Cost of goods sold and services provided		**(522,538)**	(439,014)
Gross profit		**1,026,262**	1,014,700
Other operating expenses		**(782,990)**	(818,111)
Operating profit	4	**243,272**	196,589
Interest income	5	**33,421**	41,889
Interest expense	5	**(340)**	—
Profit before taxation		**276,353**	238,478
Taxation	6	**(38,966)**	(14,211)
Profit after taxation		**237,387**	224,267
Minority interest		**(2,241)**	(1,122)
Profit attributable to shareholders	17	**235,146**	223,145
Dividends			
In respect of the period	7	**116,953**	116,603
Attributable to prior years paid in the period	7	**2,205,757**	40,777
Earnings per share			
Basic	8	**$0.40**	$0.38
Diluted	8	**$0.40**	N/A
EBITDA	9	**448,327**	393,917

(All references to "$" are to the Hong Kong dollar)

CONSOLIDATED BALANCE SHEET

As at 31 December 2003 and 30 June 2003

	Note	Unaudited 31 December 2003 $000	Restated 30 June 2003 $000
Non-current assets			
Fixed assets	10	**1,698,522**	1,703,220
Deferred tax assets		**8,403**	8,417
Interest in an associate		**3,050**	3,050
Investments	11	**1,488,174**	701,092
Deferred expenditure		**14,904**	7,554
		3,213,053	2,423,333
Current assets			
Inventories		**56,711**	29,605
Investments		**191,445**	53,387
Trade receivables	12	**160,061**	103,200
Deposits and prepayments		**88,430**	100,993
Other receivables		**32,075**	25,034
Cash and bank balances	13	**697,801**	3,212,864
		1,226,523	3,525,083
Current liabilities			
Trade payables	14	**134,376**	145,902
Other payables and accruals		**301,482**	297,482
Customers' deposits		**25,545**	26,878
Deferred income		**70,700**	78,058
Unsecured bank borrowings		**420,000**	—
		952,103	548,320
Net current assets		**274,420**	2,976,763
Total assets less current liabilities		**3,487,473**	5,400,096
Non-current liabilities			
Deferred tax liabilities		**96,955**	58,003
Minority interest		**22,712**	20,471
Net assets		**3,367,806**	5,321,622
Capital and reserves			
Share capital	15	**58,508**	58,301
Reserves	17	**3,309,298**	5,263,321
Shareholders' funds		**3,367,806**	5,321,622

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2003

	Note	Unaudited six months ended 31 December 2003 $000	2002 $000
Net cash inflow from operating activities		352,904	407,057
Investing activities			
Purchases of fixed assets, net of disposals		(181,756)	(188,669)
Deferred expenditure		(17,599)	(7,607)
Purchases of held-to-maturity debt securities, net of redemptions		(930,241)	(385,878)
Purchase of equity securities, net of repayment		(3,611)	(4,194)
Interest received		34,427	42,423
Net cash outflow from investing activities		(1,098,780)	(543,925)
Financing activities			
Repurchases of shares		(2,397)	(14,452)
Contribution from a minority shareholder to a subsidiary company		—	3,261
Decrease in pledges of bank deposits		57,545	105,955
Proceeds from new bank loans		420,000	—
Proceeds from shares issued under option scheme		19,192	—
Dividends paid		(2,205,757)	(26,284)
Interest paid		(225)	—
Net cash (outflow)/inflow from financing activities		(1,711,642)	68,480
Decrease in cash and cash equivalents		(2,457,518)	(68,388)
Cash and cash equivalents at the beginning of the period		2,820,725	2,418,105
Cash and cash equivalents at the end of the period		363,207	2,349,717
Analysis of cash and cash equivalents			
Cash and bank balances	13	697,801	2,769,164
Less: pledged bank deposits	13	(334,594)	(419,447)
		363,207	2,349,717

(All references to "$" are to the Hong Kong dollar)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31 December 2003

	Share capital $000	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Retained profits $000	Total $000
1 July 2003, as previously reported	58,301	4,218,517	2,461	199,800	893,016	5,372,095
Adoption of SSAP 12 (revised) (note 1a)	—	—	—	—	(50,473)	(50,473)
1 July 2003, restated	58,301	4,218,517	2,461	199,800	842,543	5,321,622
Exercise of share options	207	18,985	—	—	—	19,192
Repurchases of shares	—	—	—	(2,365)	(32)	(2,397)
Cancellation of share premium	—	(4,237,502)	—	4,237,502	—	—
Payment of 2003 final dividend	—	—	—	—	(157,972)	(157,972)
Payment of special cash dividend	—	—	—	(2,047,785)	—	(2,047,785)
Profit for the period	—	—	—	—	235,146	235,146
31 December 2003	**58,508**	—	**2,461**	**2,387,152**	**919,685**	**3,367,806**

For the six months ended 31 December 2002

	Share capital $000	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Retained profits $000	Total $000
1 July 2002, as previously reported	58,435	4,229,260	2,150	199,800	642,892	5,132,537
Adoption of SSAP 12 (revised) (note 1a)	—	—	—	—	(20,993)	(20,993)
1 July 2002, restated	58,435	4,229,260	2,150	199,800	621,899	5,111,544
Repurchases of shares	(182)	(14,270)	182	—	(182)	(14,452)
Issue of new shares in lieu of cash dividend	177	14,316	—	—	(14,493)	—
Payment of 2002 final dividend	—	—	—	—	(26,284)	(26,284)
Profit for the period	—	—	—	—	223,144	223,144
31 December 2002, restated	**58,430**	**4,229,306**	**2,332**	**199,800**	**804,084**	**5,293,952**

1 BASIS OF PREPARATION AND THE PRINCIPAL ACCOUNTING POLICIES

The basis of preparation and principal accounting policies adopted in the preparation of these unaudited consolidated condensed interim financial statements ('interim financial statements') are set out below:

(a) Basis of preparation

These interim financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ('SSAP') 25, 'Interim Financial Reporting', issued by the Hong Kong Society of Accountants.

The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 30 June 2003 except that the Group has adopted the revised SSAP 12, 'Income Taxes' which is effective for accounting periods commencing on or after 1 January 2003. Pursuant to the revised SSAP 12, the Group has adopted a new accounting policy for deferred taxation which is set out below in note 1b.

The new accounting policy for deferred taxation has been adopted retrospectively and comparative figures have been restated accordingly. The material financial impact of the new accounting policy on these interim financial statements of the Group is as follows:

- The minority interest share of profit after taxation for the six months ended 31 December 2002 has been increased by $443,000 and for the six months ended 31 December 2003 reduced by $395,000.

- The profit attributable to shareholders for the six months ended 31 December 2002 and 2003 has been reduced by $14,654,000 and $38,571,000 respectively.

- Opening reserves at 1 July 2002 and 2003 have been reduced by $20,993,000 and $50,473,000 respectively.

- A deferred tax asset of $8,403,000 (30 June 2003: $8,417,000) and deferred tax liability of $96,955,000 (30 June 2003: $58,003,000) have been included in the Group's balance sheet at 31 December 2003.

(All references to "$" are to the Hong Kong dollar)

Notes to condensed interim financial statements (continued)

For the six months ended 31 December 2003

1 Basis of preparation and the principal accounting policies *(continued)*

(b) *Deferred taxation*

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on fixed assets and tax losses carried forward. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP 12 represents a change in accounting policy.

The interim financial statements should be read in conjunction with the annual financial statements for the year ended 30 June 2003.

2 Turnover

The Group is principally engaged in the provision of mobile telecommunications and related services and the sale of mobile telephones and accessories. Revenues recognised during the period are as follows:

	Six months ended 31 December	
	2003	2002
	$000	$000
Mobile and international telecommunications services	**1,216,813**	1,180,835
Mobile telephone and accessory sales	**331,987**	260,814
Internet services	**—**	12,065
	1,548,800	1,453,714

3 SEGMENT REPORTING

For the six months ended 31 December 2003, more than ninety per cent. of the Group's turnover and operating profit was attributable to its mobile communications operations in the Special Administrative Regions of Hong Kong and Macau. Accordingly, no analysis by either business or geographical segment is included in these interim financial statements.

4 OPERATING PROFIT

Operating profit is stated after charging the following:

	Six months ended 31 December	
	2003	2002
	$000	$000
Depreciation:		
Owned fixed assets	134,044	124,170
Leased fixed assets	67,301	71,832
	201,345	196,002
Amortisation of deferred expenditure	10,283	5,620
Operating lease rentals for land and buildings, transmission sites and leased lines	204,036	232,336
Loss on disposal of fixed assets	3,709	1,326
Provision for inventories	569	2,158
Provision for bad and doubtful debts	6,969	10,315
Net exchange loss	4,925	204

(All references to "$" are to the Hong Kong dollar)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2003

5 NET FINANCE INCOME

	Six months ended 31 December	
	2003	2002
	$000	$000
Interest income		
Listed investments	**9,796**	8,962
Deposits with banks and other financial institutions	**10,050**	24,707
Other	**13,575**	8,220
	33,421	41,889
Interest expense		
Bank loans payable within five years	**(340)**	—
	33,081	41,889

6 TAXATION

No provision has been made for Hong Kong or overseas taxation for the period as the Group has sufficient tax losses brought forward to offset the assessable profit for the period (2002: Nil).

The amount of taxation charged to the consolidated profit and loss account represents:

	Six months ended 31 December	
		Restated
	2003	2002
	$000	$000
Deferred taxation relating to the origination of temporary differences	**38,966**	14,211

7 DIVIDENDS

	Six months ended 31 December	
	2003	2002
	$000	$000
In respect of the period		
Interim, paid, of $0.20 per share	—	116,603
Interim, declared, of $0.20 per share (note a)	116,953	—
	116,953	116,603
Attributable to prior years paid in the period		
Final of $0.27 per share (2002: $0.07 per share)	157,972	40,777
Special cash dividend of $3.50 per share (2002: Nil)	2,047,785	—
	2,205,757	40,777
	2,322,710	157,380

Note

a At a meeting held on 9 March 2004, the directors declared an interim dividend of $0.20 per share for the year ending 30 June 2004. This declared dividend is not reflected as a dividend payable in these interim financial statements but will be accounted for as an appropriation of retained profit for the year ending 30 June 2004.

8 BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of $235,146,000 (2002: $223,145,000) and the weighted average number of ordinary shares outstanding during the period of 584,048,178 (2002: 583,304,569).

The calculation of diluted earnings per share is based on the profit attributable to shareholders of $235,146,000 and the weighted average number of ordinary shares of 584,418,314 after adjusting for the effects of all dilutive potential ordinary shares. For the six months ended 31 December 2002, no diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

(All references to "$" are to the Hong Kong dollar)

Notes to condensed interim financial statements (continued)

For the six months ended 31 December 2003

9 EBITDA

EBITDA represents earnings before interest income and interest expense, depreciation and gain or loss on disposal of fixed assets, taxation and minority interest.

10 Fixed assets

	$000
Cost	
1 July 2003	4,150,725
Additions	200,783
Disposals	(87,585)
31 December 2003	**4,263,923**
Accumulated depreciation and impairment losses	
1 July 2003	2,447,505
Charge for the period	201,345
Disposals	(83,449)
31 December 2003	**2,565,401**
Net book value	
31 December 2003	**1,698,522**
30 June 2003	1,703,220

At 31 December 2003, the net book value of fixed assets held by the Group under finance leases amounted to $590,527,000 (30 June 2003: $657,828,000).

11 INVESTMENTS

	31 December 2003 $000	30 June 2003 $000
Equity securities		
Overseas unlisted investments	47,755	44,144
Held-to-maturity debt securities		
Listed		
Overseas	601,424	367,287
Unlisted	1,030,440	343,048
	1,631,864	710,335
Less: Debt securities maturing within one year included within current assets	(191,445)	(53,387)
	1,440,419	656,948
	1,488,174	701,092
Market value of listed securities		
Overseas	607,112	379,186

12 TRADE RECEIVABLES

The Group allows an average credit period of thirty days to its subscribers and other customers. The ageing of the trade receivables, net of provisions, is as follows:

	31 December 2003 $000	30 June 2003 $000
Current to 30 days	151,449	92,423
31 - 60 days	8,007	7,992
61 - 90 days	605	2,785
	160,061	103,200

(All references to "$" are to the Hong Kong dollar)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2003

13 CASH AND BANK BALANCES

	31 December 2003 $000	30 June 2003 $000
Pledged bank deposits	**334,594**	392,139
Cash and bank balances	**363,207**	2,820,725
	697,801	3,212,864

Of the $334,594,000 (30 June 2003: $392,139,000) pledged bank deposits, $150,000,000 (30 June 2003: $200,000,000) has been pledged as cash collateral for the Group's 3G licence performance bond as referred to in note 19 - "contingent liabilities".

14 TRADE PAYABLES

The ageing of the trade payables is as follows:

	31 December 2003 $000	30 June 2003 $000
Current to 30 days	**51,702**	66,428
31 - 60 days	**50,823**	33,786
61 - 90 days	**14,996**	14,111
Over 90 days	**16,855**	31,577
	134,376	145,902

15 SHARE CAPITAL

	Shares of $0.10 each	$000
Authorised:		
1 July 2003 and 31 December 2003	1,000,000,000	100,000
Issued and fully paid:		
1 July 2003	583,014,928	58,301
Exercise of share options	2,066,500	207
31 December 2003	**585,081,428**	**58,508**

During the six months ended 31 December 2003, the Company repurchased 317,500 shares on The Stock Exchange of Hong Kong Limited. These repurchased shares were cancelled subsequent to 31 December 2003. Accordingly, their repurchase has not been included as a movement of issued and fully paid share capital for the six months ended 31 December 2003.

Details of these repurchases are as follows:

Month of repurchase	Number of shares repurchased	Price per share $	Aggregate price paid $
December 2003	317,500	7.55	2,397,000

16 EMPLOYEE SHARE OPTION SCHEME

At 31 December 2003, the outstanding options granted under the Company's share option scheme are as follows:

			Number of options		
Date granted	Exercise period	Exercise price per share $	1 July 2003	Exercised during the period	31 December 2003
10 February 2003	10 February 2003 to 16 July 2011	9.29	5,000,000	(2,000,000)	**3,000,000**
10 February 2003	2 May 2003 to 1 May 2012	9.20	200,000	(66,500)	**133,500**
			5,200,000	(2,066,500)	**3,133,500**

(All references to "$" are to the Hong Kong dollar)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2003

17 RESERVES

	Share premium $000	Capital redemption reserve $000	Contributed surplus $000	Retained profits $000	Total $000
1 July 2003, as previously reported	4,218,517	2,461	199,800	893,016	5,313,794
Adoption of SSAP 12 (revised) (note 1a)	—	—	—	(50,473)	(50,473)
1 July 2003, restated	4,218,517	2,461	199,800	842,543	5,263,321
Exercise of share options	18,985	—	—	—	18,985
Cancellation of share premium	(4,237,502)	—	4,237,502	—	—
Payment of 2003 final dividend	—	—	—	(157,972)	(157,972)
Repurchase of shares	—	—	(2,365)	(32)	(2,397)
Payment of special cash dividend	—	—	(2,047,785)	—	(2,047,785)
Profit for the period	—	—	—	235,146	235,146
31 December 2003	—	**2,461**	**2,387,152**	**919,685**	**3,309,298**

Following the passing of a special resolution at the Annual General Meeting of the Company held on 7 November 2003, the share premium account was cancelled and the entire balance of the account amounting to $4,237,502,000 was transferred to the contributed surplus account. In accordance with Bermuda company law, the contributed surplus account is distributable.

18 DISCONTINUING OPERATION

In the six months to 31 December 2002, the Group discontinued providing fixed broadband and narrow band Internet access services to its retail customers. The Group also entered into an arrangement with another Internet service provider to ensure continuity of service to its former retail customers.

19 CONTINGENT LIABILITIES

The contingent liabilities as disclosed in the Group's annual report for the year ended 30 June 2003 continue to exist and are unchanged except for a reduction in performance bonds as set out below:

Performance bonds

	31 December 2003	30 June 2003
	$000	$000
Hong Kong 3G licence	**150,000**	200,000
Other	**1,942**	1,942
	151,942	201,942

The performance bonds were issued by certain banks in favour of the Telecommunications Authorities of Hong Kong and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company and various subsidiaries of the Company.

On 22 October 2003, the second anniversary of the issue of the Hong Kong 3G Licence and subsequent to the payment of the second year spectrum utilisation fee of $50 million, the performance bond was revised. In accordance with a further one-year waiver granted by the TA, the revised bond was for $150 million with a duration of three years.

20 RELATED PARTY TRANSACTIONS

a During the period, the Group had the following significant transactions with certain related parties in the ordinary course of business:

	Six months ended 31 December	
	2003	2002
	$000	$000
Operating lease rentals for land and buildings and transmission sites (note i)	**27,372**	29,919
Insurance services (note ii)	**4,960**	2,066

(All references to "$" are to the Hong Kong dollar)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2003

20 RELATED PARTY TRANSACTIONS *(continued)*

Notes

i Operating lease rentals for land and buildings and transmission sites

Certain subsidiaries and associated companies of Sun Hung Kai Properties Limited ("SHKP"), the ultimate holding company of the Group, have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antenna and telephone cables on certain premises owned by them.

For the six months ended 31 December 2003, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $27,372,000 (2002: $29,919,000).

ii Insurance services

Sun Hung Kai Properties Insurance Limited and Hung Kai Insurance Brokers Company Limited, wholly-owned subsidiaries of SHKP, provide general insurance services to the Group. For the six months ended 31 December 2003, insurance premiums paid and payable were $4,960,000 (2002: $2,066,000).

b At 31 December 2003, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

c New-Alliance Asset Management (Asia) Limited, an associate of SHKP, has been appointed as the investment manager of the Group's Provident Scheme since October 1999. For the six months ended 31 December 2003, no fee was paid by the Group as New-Alliance Management (Asia) Limited is remunerated by way of fee levied on funds under management.

d The trading balances set out below with SHKP and its subsidiaries (the "SHKP Group") (including buildings and estates managed by the SHKP Group) are included within the relevant balance sheet items:

	31 December 2003 $000	30 June 2003 $000
Trade receivables	670	331
Deposits and prepayments	4,280	7,061
Trade payables	408	329
Other payables and accruals	564	467

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties.

21 CAPITAL COMMITMENTS

	31 December 2003 $000	30 June 2003 $000
Contracted but not provided for		
Fixed assets	**75,123**	82,408
Further advances to an associate	**1,324**	1,324
Equity securities	**23,400**	27,300
Authorised but not contracted for	**213,373**	418,730
	313,220	529,762

22 LEASE COMMITMENTS

The Group had future aggregate minimum operating lease commitments in respect of the following:

	31 December 2003 $000	30 June 2003 $000
Land and buildings and transmission sites		
Within one year	**225,346**	220,746
In the second to fifth year inclusive	**142,154**	121,944
After the fifth year	**16,789**	17,524
	384,289	360,214
Leased lines		
Within one year	**21,434**	37,164
In the second to fifth year inclusive	**630**	3,129
	22,064	40,293

Interim Dividend

The directors declared an interim dividend of $0.20 (2002: $0.20) per share for the six months ended 31 December 2003 to shareholders whose names appear in the Register of Members of the Company on 31 March 2004.

Closure of Register of Members

The Register of Members of the Company will be closed from Monday, 29 March 2004 to Wednesday, 31 March 2004 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for the aforesaid interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on Friday, 26 March 2004.

Share Option Schemes

Pursuant to the new share option scheme adopted by the Company on 15 November 2002 (the "New Share Option Scheme") which replaced the share option scheme adopted on 17 October 1996 (the "Old Share Option Scheme") to comply with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company. At 31 December 2003, the following share options granted to the participants under the New Share Option Scheme were still outstanding:

Name of grantee	Date of grant	No. of options granted and outstanding at 1 July 2003	Exercise price $	Exercise period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2003
Douglas Li	10 February 2003	5,000,000	9.29	10 February 2003 to 16 July 2011	2,000,000	—	3,000,000
Patrick Chan Kai-lung	10 February 2003	200,000	9.20	2 May 2003 to 1 May 2012	66,500	—	133,500

Other than the options stated above, no share options had been granted by the Company to the other participants pursuant to the New Share Option Scheme.

The Old Share Option Scheme was terminated by the Company on 15 November 2002. Upon termination of the Old Share Option Scheme, no further options could be granted thereunder but in all other respects, the provisions of the Old Share Option Scheme shall remain in force and all options granted prior to termination shall continue to be valid and exercisable in accordance therewith. At 31 December 2003, there was no share option outstanding under the Old Share Option Scheme.

Directors' Interests and Short Positions

At 31 December 2003, the interests of the directors, chief executive and their respective associates in shares and in respect of equity derivatives, underlying shares and debentures of the Company and its associated corporations (as defined in the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company under section 352 of the SFO were as follows:

Interests in shares and underlying shares of the Company

	Shares				Equity derivatives		
Name of director	Beneficial owner	Discretionary trust founder & trust beneficiary	Spouse or child under 18	Controlled corporation	Share options (Note)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	1,783,267	—	—	—	1,783,267	0.30
Douglas Li	—	—	—	—	3,000,000	3,000,000	0.52
Patrick Chan Kai-lung	—	—	—	—	133,500	133,500	0.02

Note: share options

Name of director	Note	Outstanding at 1 July 2003	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2003
Douglas Li	1	5,000,000	—	2,000,000	—	3,000,000
Patrick Chan Kai-lung	2	200,000	—	66,500	—	133,500

Notes:

1. The options are exercisable at $9.29 per share during the period from 10 February 2003 to 16 July 2011. The options can be exercised up to 20 per cent. from 10 February 2003, up to 40 per cent. from 17 July 2003, up to 60 per cent. from 17 July 2004, up to 80 per cent. from 17 July 2005 and in whole from 17 July 2006.

2. The options are exercisable at $9.20 per share during the period from 2 May 2003 to 1 May 2012. The options can be exercised up to $^1/_3$ from 2 May 2003, up to $^2/_3$ from 2 May 2004 and in whole from 2 May 2005.

INTERESTS IN ASSOCIATED CORPORATIONS

1. *Interests in shares and underlying shares of Sun Hung Kai Properties Limited*

	Shares				Equity derivatives		
Name of director	Beneficial owner	Discretionary trust founder & trust beneficiary	Spouse or child under 18	Controlled corporation	Share options (Note)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	1,079,515,895*	—	—	75,000	1,079,590,895	44.96
Michael Wong Yick-kam	70,904	—	—	—	225,000	295,904	0.01
Ernest Lai Ho-kai	—	—	—	—	36,000	—	0.001
Eric Li Ka-cheung	—	—	—	18,000	—	18,000	0.0007
Ng Leung-sing	—	—	5,000	—	—	5,000	0.0002

*Note: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,338,347 shares, which represented the same interests and were therefore duplicated amongst these three persons for the purpose of the SFO.

Note: share options

Name of director	Date of grant	Exercise price $	Outstanding at 1 July 2003	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2003
Raymond Kwok Ping-luen	16 July 2001	70.00	75,000	—	—	—	75,000
Michael Wong Yick-kam	15 February 2000	70.00	150,000	—	—	—	150,000
	16 July 2001	70.00	75,000	—	—	—	75,000
Ernest Lai Ho-kai	16 July 2001	70.00	36,000	—	—	—	36,000

All options granted and accepted can be exercised up to $^1/_3$ during the second year from the date of grant, up to $^2/_3$ during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter, the relevant options will expire.

2. *Interests in shares and underlying shares of SUNeVision Holdings Ltd.*

	Shares				Equity derivatives		
Name of director	Beneficial owner	Discretionary trust founder & trust beneficiary	Spouse or child under 18	Controlled corporation	Share options (Note)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	1,742,500#	—	—	853,333	2,595,833	0.12
Michael Wong Yick-kam	100,000	—	—	—	420,000	520,000	0.02
Andrew So Sing-tak	—	—	—	—	800,000	800,000	0.03

#Note: Of these shares, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests and are therefore duplicated amongst these three persons for the purpose of the SFO.

Note: share options

Name of director	Date of grant	Exercise price $	Outstanding at 1 July 2003	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2003
Raymond Kwok Ping-luen	28 March 2000	10.38	755,000	—	—	251,667	503,333
	7 April 2001	2.34	350,000	—	—	—	350,000
Michael Wong Yick-kam	28 March 2000	10.38	360,000	—	—	120,000	240,000
	7 April 2001	2.34	180,000	—	—	—	180,000
Andrew So Sing-tak	8 July 2002	1.43	400,000	—	—	—	400,000
	29 November 2003	1.59	—	400,000	—	—	400,000

The above share options are exercisable in accordance with the terms of the relevant share option scheme and conditions of grant.

3. Interests in shares of other associated corporations

Mr. Raymond Kwok Ping-luen had the following interests in the shares of the following associated corporations:

Name of associated corporation	Beneficial owner	Attributable holding through corporation	Attributable percentage of shares in issue through corporation	Actual holding through corporation	Actual percentage interests in issued shares
Superindo Company Limited	10	—	—	—	10
Super Fly Company Limited	10	—	—	—	10
Splendid Kai Limited	—	2,500**	25	1,500	15
Hung Carom Company Limited	—	25**	25	15	15
Tinyau Company Limited	—	1**	50	1	50
Open Step Limited	—	8**	80	4	40

**Note: Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three persons for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of $^1/_3$ or more of the voting rights in the general meetings of those corporations.

The interests of the directors and chief executive in the share options of the Company and its associated corporations are being regarded for the time being as unlisted physically settled equity derivatives. The details of the share options of the Company are stated under the Share Option Schemes section above.

Save as disclosed above, at 31 December 2003, none of the directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies of the Listing Rules.

Disclosable Interests and Short Positions of Shareholders under the SFO

At 31 December 2003, the following parties (other than the directors and chief executive of the Company) had interests of 5 per cent. or more in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or as notified to the Company:

Name of shareholder	Note	Number of shares interested	Percentage of shares to issued share capital
Cellular 8 Holdings Limited ("Cellular 8")	1 and 2	283,670,075	48.48
Sun Hung Kai Properties Limited ("SHKP")	1 and 2	298,091,397	50.95
Marathon Asset Management Limited		46,978,373	8.03

Notes:

1. For the purposes of the SFO, the interest of Cellular 8 in the 283,670,075 shares of the Company noted above against the name of Cellular 8 is also attributed to SHKP on the basis that SHKP controls $^1/_3$ or more of Cellular 8. The number of shares noted above against the name of SHKP therefore duplicates the interest of Cellular 8.

2. For the purposes of the SFO, the same interest of Cellular 8 is also attributed to those subsidiaries of SHKP through which SHKP holds its interest in Cellular 8. These subsidiaries are TFS Development Company Limited and Fourseas Investments Limited.

Save as disclosed above, no other parties had registered as having an interest of 5 per cent. or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.

Purchase, Sale or Redemption of Shares

During the six months ended 31 December 2003, the Company repurchased 317,500 shares on the Stock Exchange. These repurchased shares were subsequently cancelled after 31 December 2003. Please refer to note 15 of the notes to condensed interim financial statements for details of the repurchases.

The aggregate price of the repurchased shares (before expenses) in the amount of $2,397,125 has been charged against the retained profits and contributed surplus accounts. A sum equivalent to the nominal value of the repurchased shares amounting to $31,750 will be transferred from retained profits to capital redemption reserve during the six months ending 30 June 2004.

Save as disclosed above, at no time during the six months period ended 31 December 2003 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for the Formation of an Audit Committee" published by Hong Kong Society of Accountants.

The Audit Committee of the Company held a meeting on 1 March 2004 and reviewed the relevant interim financial statements and report of the Group for the six months period ended 31 December 2003. The Committee was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements.

The interim financial statements for the six months ended 31 December 2003 have not been audited but have been reviewed by the Company's external auditors.

Code of Best Practice

None of the directors is aware of any information that would reasonably indicate that the Company is not or was not in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules for any part of the accounting period covered by the interim report, except that the non-executive directors of the Company are not appointed for specific terms. However, the non-executive directors are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's bye-laws.

The financial information disclosed above complies with Appendix 16 of the Listing Rules and has been reviewed by the Audit Committee and the auditors before being put forward to the directors for approval.

By order of the Board
Maria Li
Company Secretary

Hong Kong, 9 March 2004

審核委員會

審核委員會之職權範圍及責任乃採納香港會計師公會的「成立審核委員會指引」內的職權範圍書而訂立。

審核委員會已於2004年3月1日開會審閱集團截至2003年12月31日止6個月之中期財務報表及報告。委員會相信本集團之會計政策乃符合及按照目前香港業內的最佳常規，落實執行一切會計政策。委員會發現財務報表並未遺漏任何特殊項目，並對該報表所披露的數據及闡釋，表示滿意。

截至2003年12月31日止6個月之中期財務報表未經審核，惟已由本公司外聘之核數師審閱。

最佳應用守則

就董事所知，概無任何資料顯示本公司於中期報告涵蓋之會計期間內並無遵守上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無獲委任指定年期。儘管如此，各非執行董事必須根據本公司之組織細則於股東週年大會上輪席告退及重選。

上文所披露之財務資料已符合上市規則附錄16的規定，並於呈交董事批准前，獲審核委員會及核數師審閱。

承董事會命
公司秘書
李秀萍

香港，2004年3月9日

根據證券及期貨條例須披露權益及淡倉之股東

於2003年12月31日，根據證券及期貨條例第336條所規定存置的登記冊所載及據本公司獲悉，下列人士(本公司董事及最高行政人員不包括在內)擁有本公司股份及相關股份5%或以上的權益：

股東名稱	附註	股份數目	股份佔已發行股本百分比
Cellular 8 Holdings Limited(「Cellular 8」)	1及2	283,670,075	48.48
新鴻基地產發展有限公司(「新鴻基地產」)	1及2	298,091,397	50.95
Marathon Asset Management Limited		46,978,373	8.03

附註：

1. 就證券及期貨條例而言，Cellular 8於上文以其名稱持有之283,670,075股股份權益也屬新鴻基地產所有，原因為新鴻基地產控制Cellular 8 1/3或以上的權益。因此，上文以新鴻基地產之名稱持有的股份數目與Cellular 8之權益是重疊的。

2. 就證券及期貨條例而言，Cellular 8的相同權益也屬新鴻基地產透過其持有Cellular 8權益的新鴻基地產附屬公司所有。此等附屬公司為TFS Development Company Limited及Fourseas Investments Limited。

除上文所披露者外，根據遵照證券及期貨條例第336條所存置之登記冊所記錄，概無其他人士擁有本公司5%或以上的股份或相關股份權益或淡倉。

購買、出售或贖回股份

於截至2003年12月31日止6個月期間內，本公司於聯交所購回其股份共317,500股，該等回購股份於2003年12月31日後被註銷。購回之詳情請參閱簡明中期財務報表附註15。

該等回購股份之總價值(不包括費用)共$2,397,125，已從保留溢利賬及繳入盈餘賬中扣除。而相等於回購股份之面值共$31,750將於2004年6月30日止6個月內從保留溢利轉撥至資本贖回儲備內。

除以上所述外，於截至2003年12月31日止6個月期間內，本公司及其任何附屬公司均無購買、出售或贖回本公司之股份。

3. *於其他相聯法團股份之權益*

郭炳聯先生於下列相聯法團之股份中擁有以下權益：

相聯法團名稱	實益擁有人	經法團擁有之可歸屬權益	經法團擁有之可歸屬權益佔已發行股份百分比	經法團實際擁有之權益	實際權益佔已發行股份百分比
暉卓有限公司	10	–	–	–	10
儲善有限公司	10	–	–	–	10
Splendid Kai Limited	–	2,500**	25	1,500	15
Hung Carom Company Limited	–	25**	25	15	15
Tinyau Company Limited	–	1**	50	1	50
舉捷有限公司	–	8**	80	4	40

**註： 根據證券及期貨條例，該等權益乃被視為郭炳湘先生、郭炳江先生及郭炳聯先生3人之間重疊的同一批權益，因該等股份乃由數間公司持有，而彼等於該些公司股東大會上可控制1/3或以上投票權的行使。

董事及最高行政人員於公司及其相聯法團之購股權中所持有的權益，乃現時被視為非上市實物結算股本衍生工具。購股權的詳細資料載於購股權計劃一節內。

除上文所披露者外，於2003年12月31日，概無董事及最高行政人員(包括彼等之配偶及未滿18歲之子女)及彼等之聯繫人士於本公司、其附屬公司或其任何相聯法團之股份、相關股份或債權證中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置之登記冊內，或根據證券及期貨條例第XV部或根據上市規則之上市公司董事進行證券交易的標準守則，須知會本公司及香港聯合交易所有限公司(「聯交所」)。

2. *於新意網集團有限公司股份及相關股份之權益*

董事姓名	股份				股本衍生工具		
	實益擁有人	酌情信託成立人及信託受益人	配偶及未滿十八歲子女	受控法團	購股權（附註）	合計權益	合計權益佔已發行股本百分比
郭炳聯	–	1,742,500#	–	–	853,333	2,595,833	0.12
黃奕鑑	100,000	–	–	–	420,000	520,000	0.02
蘇承德	–	–	–	–	800,000	800,000	0.03

#註： 根據證券及期貨條例，該些股份中之1,070,000股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生3人之間重疊之同一批權益。

附註：購股權

董事姓名	授予日期	行使價 $	於2003年7月1日尚未行使	於期內授予	於內期行使	於期內註銷／失效	於2003年12月31日尚未行使
郭炳聯	2000年3月28日	10.38	755,000	–	–	251,667	503,333
	2001年4月7日	2.34	350,000	–	–	–	350,000
黃奕鑑	2000年3月28日	10.38	360,000	–	–	120,000	240,000
	2001年4月7日	2.34	180,000	–	–	–	180,000
蘇承德	2002年7月8日	1.43	400,000	–	–	–	400,000
	2003年11月29日	1.59	–	400,000	–	–	400,000

上述購股權可根據相關購股權計劃的條款及授出條件而行使。

於相聯法團之權益

1. 於新鴻基地產發展有限公司股份及相關股份之權益

	股份				股本衍生工具		
董事姓名	實益擁有人	酌情信託成立人及信託受益人	配偶及未滿十八歲子女	受控法團	購股權（附註）	合計權益	合計權益佔已發行股本百分比
郭炳聯	–	1,079,515,895*	–	–	75,000	1,079,590,895	44.96
黃奕鑑	70,904	–	–	–	225,000	295,904	0.01
黎浩佳	–	–	–	–	36,000	–	0.001
李家祥	–	–	–	18,000	–	18,000	0.0007
吳亮星	–	–	5,000	–	–	5,000	0.0002

*註： 根據證券及期貨條例，該些股份中之1,056,338,347股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生3人之間重疊的同一批權益。

附註： 購股權

董事姓名	授予日期	行使價 $	於2003年7月1日尚未行使	於期內授予	於內期行使	於期內註銷／失效	於2003年12月31日尚未行使
郭炳聯	2001年7月16日	70.00	75,000	–	–	–	75,000
黃奕鑑	2000年2月15日	70.00	150,000	–	–	–	150,000
	2001年7月16日	70.00	75,000	–	–	–	75,000
黎浩佳	2001年7月16日	70.00	36,000	–	–	–	36,000

所有授出並獲接納的購股權，於授出日期後第2年可行使最多1/3，於授出日期後第3年可行使最多2/3，並於授出日期後第4及第5年內隨時可行使全數或部份購股權，此後有關之購股權將期滿失效。

董事權益及淡倉

於2003年12月31日，根據證券及期貨條例第352條所規定存置之登記冊所載，本公司董事、最高行政人員及其聯繫人士在本公司及其相聯法團(按證券及期貨條例所界定)的股份及股本衍生工具、相關股份及債權證中所擁有的權益如下：

於本公司股份及相關股份之權益

	股份				股本衍生工具		
董事姓名	實益擁有人	酌情信託成立人及信託受益人	配偶及未滿十八歲子女	受控法團	購股權(附註)	合計權益	合計權益佔已發行股本百分比
郭炳聯	–	1,783,267	–	–	–	1,783,267	0.30
黎大鈞	–	–	–	–	3,000,000	3,000,000	0.52
陳啓龍	–	–	–	–	133,500	133,500	0.02

附註：購股權

董事姓名	附註	於2003年7月1日尚未行使	於期內授予	於期內行使	於期內註銷／失效	於2003年12月31日尚未行使
黎大鈞	1	5,000,000	—	2,000,000	—	3,000,000
陳啓龍	2	200,000	—	66,500	—	133,500

附註：

1. 購股權須於2003年2月10日至2011年7月16日期間按每股$9.29的價格行使。不多於20%的購股權可於2003年2月10日開始行使，不多於40%的購股權可於2003年7月17日開始行使，不多於60%的購股權可於2004年7月17日開始行使，不多於80%的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

2. 購股權須於2003年5月2日至2012年5月1日期間按每股$9.20的價格行使。不多於1/3的購股權可於2003年5月2日開始行使，不多於2/3的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

中期股息

董事宣佈向於2004年3月31日名列本公司股東名冊之股東派發截至2003年12月31日止6個月的中期股息每股$0.20(2002年:$0.20)。

暫停辦理股份過戶登記手續

本公司將於2004年3月29日(星期一)至2004年3月31日(星期三),首尾兩天包括在內,暫停辦理股份過戶登記手續。為符合資格以獲派發上述中期股息,請將股份轉讓文件連同有關之股票於2004年3月26日(星期五)下午四時正前,送交香港皇后大道東183號合和中心17樓1712-1716室香港中央證券登記有限公司,即本公司在香港之股份過戶登記處,辦理股份過戶手續。

購股權計劃

根據本公司於2002年11月15日所採納的新購股權計劃(「新購股權計劃」)以取代於1996年10月17日採納的舊購股權計劃(「舊購股權計劃」),藉此符合香港聯合交易所有限公司證券上市規則(「上市規則」)的規定,本公司可授予參與人士,包括集團的董事及僱員,購股權以認購本公司的股份。於2003年12月31日,根據新購股權計劃授予參與人士而尚未行使的購股權詳列如下:

獲授者姓名	授予日期	於2003年7月1日尚未行使的購股權數目	行使價 $	行使期限	於期內行使	於期內註銷/失效	於2003年12月31日尚未行使
黎大鈞	2003年2月10日	5,000,000	9.29	2003年2月10日至2011年7月16日	2,000,000	–	3,000,000
陳啓龍	2003年2月10日	200,000	9.20	2003年5月2日至2012年5月1日	66,500	–	133,500

除上述購股權外,本公司並無根據新購股權計劃授出購股權予其他參與人士。

舊購股權計劃已於2002年11月15日終止。隨著舊購股權計劃的終止,再無購股權按該計劃授出,但舊購股權計劃的條款仍然生效,而所有於終止日期前授出的購股權仍然有效,並可按其條款行使。於2003年12月31日,並無根據舊購股權計劃所授出的購股權仍可行使。

21 資本承擔

	2003年 12月31日 $000	2003年 6月30日 $000
已訂約但未撥備		
固定資產	**75,123**	82,408
向一間聯營公司進一步提供借款	**1,324**	1,324
股權證券	**23,400**	27,300
已授權但未訂約	**213,373**	418,730
	313,220	529,762

22 租賃承擔

本集團有下列未來最低經營租賃之承擔總額：

	2003年 12月31日 $000	2003年 6月30日 $000
土地及樓宇及收發站		
1年內	**225,346**	220,746
第2年至第5年(包括首尾兩年)	**142,154**	121,944
5年後	**16,789**	17,524
	384,289	360,214
專線		
1年內	**21,434**	37,164
第2年至第5年(包括首尾兩年)	**630**	3,129
	22,064	40,293

簡明中期財務報表附註(續)

截至2003年12月31日止6個月

20 連繫人士之交易(續)

附註

i 土地及樓宇及收發站之經營租賃租金

本集團最終控股公司新鴻基地產發展有限公司(「新鴻基地產」)若干附屬公司及聯營公司租賃物業予本集團,供作為寫字樓、零售店舖及貨倉之用,並且向本集團發出許可證,可於新鴻基地產或其旗下之公司所擁有之若干物業上安裝基站、天線及電話電纜。

截至2003年12月31日止6個月,本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用,總額為$27,372,000(2002年:$29,919,000)。

ii 保險服務

新鴻基地產之全資附屬公司新鴻基地產保險有限公司及鴻基保險經紀有限公司,向本集團提供一般保險服務。截至2003年12月31日止6個月,已付及應付之保金共為$4,960,000(2002年:$2,066,000)。

b 於2003年12月31日,本集團於其聯營公司持有權益,而該聯營公司之主要股東為新鴻基地產之一家附屬公司。該聯營公司主要投資於股權基金,而該基金則主要投資位於中華人民共和國境內之科技相關公司。

c 新鴻基地產之聯營公司新地寶聯資產管理(亞洲)有限公司已由1999年10月起獲委任為本集團之公積金計劃之投資管理人。截至2003年12月31日止6個月期間,由於新地寶聯資產管理(亞洲)有限公司從所管理之基金中收取費用,故本集團並無支付任何費用。

d 下列與新鴻基地產及其附屬公司(「新鴻基地產集團」)(包括新鴻基地產集團管理之樓宇及房地產)之交易結餘計入其相關之資產負債表項目內:

	2003年 12月31日 $000	2003年 6月30日 $000
應收營業賬款	**670**	311
按金及預付款項	**4,280**	7,061
應付營業賬款	**408**	329
其他應付賬款及應計項目	**564**	467

交易結餘為無抵押、免息及須按向無連繫人士提供之類似條款還款。

19 或然負債

於本集團截至2003年6月30日止年度之年報披露之或然負債繼續存在，除下文所載履約保證之減少外，並無其它變動：

履約保證

	2003年 12月31日 $000	2003年 6月30日 $000
香港3G牌照	**150,000**	200,000
其他	**1,942**	1,942
	151,942	201,942

若干銀行就香港及澳門之電訊部門向本集團發出多項電訊服務牌照，向該等部門發出履約保證。本公司及多間附屬公司已就有關銀行在履約保證項下之責任作出擔保。

於2003年10月22日，即發出香港3G牌照第2週年之日，及於支付第2年頻譜使用費$50,000,000後，履約保證已被修訂。根據電訊管理局再授出1年期之豁免，此項經修訂之保證為$150,000,000，年期為3年。

20 連繫人士之交易

a 期內，本集團與若干連繫人士在一般業務往來中作出以下之重大交易：

	截至12月31日止6個月 2003年 $000	2002年 $000
土地及樓宇及收發站之經營租賃租金(附註i)	**27,372**	29,919
保險服務(附註ii)	**4,960**	2,066

簡明中期財務報表附註（續）

截至2003年12月31日止6個月

17 儲備

	股份溢價 $000	資本 贖回儲備 $000	繳入盈餘 $000	保留溢利 $000	總額 $000
2003年7月1日					
（如之前所呈報）	4,218,517	2,461	199,800	893,016	5,313,794
採納會計實務準則第12號					
（經修訂）（附註1a）	—	—	—	(50,473)	(50,473)
2003年7月1日					
（已重新編列）	4,218,517	2,461	199,800	842,543	5,263,321
行使購股權	18,985	—	—	—	18,985
註銷股份溢價	(4,237,502)	—	4,237,502	—	—
支付2003年					
之末期股息	—	—	—	(157,972)	(157,972)
購回股份	—	—	(2,365)	(32)	(2,397)
支付特別現金股息	—	—	(2,047,785)	—	(2,047,785)
期內溢利	—	—	—	235,146	235,146
2003年12月31日	**—**	**2,461**	**2,387,152**	**919,685**	**3,309,298**

自本公司於2003年11月7日舉行之股東週年大會上通過一項特別決議案後，股份溢價賬被註銷，而賬目全部餘額$4,237,502,000被轉撥至繳入盈餘賬。根據百慕達公司法，繳入盈餘賬可供分派。

18 終止經營業務

截至2002年12月31日止6個月，本集團終止向零售客戶提供固網寬頻及窄頻互聯網接達服務。本集團亦與另一名互聯網服務供應商訂立安排，以持續向本集團前零售客戶提供服務。

15 股本

	每股面值 $0.10之股份	$000
法定股本：		
2003年7月1日及 2003年12月31日	1,000,000,000	100,000
已發行並已繳足股本：		
2003年7月1日	583,014,928	58,301
行使購股權	2,066,500	207
2003年12月31日	**585,081,428**	**58,508**

截至2003年12月31日止6個月期間，本公司在香港聯合交易所有限公司購回317,500股股份。該等已購回股份於2003年12月31日後註銷。因此，有關購回概無列作截至2003年12月31日止6個月已發行及繳足股本之變動。

該等購回股份之詳情如下：

購回月份	購回股份數目	每股價格 $	已繳價格總額 $
2003年12月	317,500	7.55	2,397,000

16 僱員購股權計劃

於2003年12月31日，根據本公司購股權計劃授出之尚未行使購股權如下：

			購股權數目		
授出日期	行使期限	每股行使價 $	2003年 7月1日	期內已行使	**2003年 12月31日**
2003年2月10日	2003年2月10日至 2011年7月16日	9.29	5,000,000	(2,000,000)	**3,000,000**
2003年2月10日	2003年5月2日至 2012年5月1日	9.20	200,000	(66,500)	**133,500**
			5,200,000	(2,066,500)	**3,133,500**

簡明中期財務報表附註(續)

截至2003年12月31日止6個月

13 現金及銀行結存

	2003年 12月31日 $000	2003年 6月30日 $000
已抵押銀行存款	**334,594**	392,139
現金及銀行結存	**363,207**	2,820,725
	697,801	3,212,864

於合共$334,594,000(2003年6月30日:$392,139,000)已抵押銀行存款中,$150,000,000(2003年6月30日:$200,000,000)是作為附註19「或然負債」內所述本集團購入第三代流動通訊「3G」牌照之履約保證之現金擔保物。

14 應付營業賬款

應付營業賬款之賬齡分析如下:

	2003年 12月31日 $000	2003年 6月30日 $000
現時－30天	**51,702**	66,428
31天－60天	**50,823**	33,786
61天－90天	**14,996**	14,111
逾90天	**16,855**	31,577
	134,376	145,902

11 投資

	2003年 12月31日 $000	2003年 6月30日 $000
股本證券		
海外非上市投資	**47,755**	44,144
持至到期日之債務證券		
上市		
海外	**601,424**	367,287
非上市	**1,030,440**	343,048
	1,631,864	710,335
減：包括在流動資產於一年內到期之債務證券	**(191,445)**	(53,387)
	1,440,419	656,948
	1,488,174	701,092
上市證券之市值		
海外	**607,112**	379,186

12 應收營業賬款

本集團給予用戶及其他客戶約平均三十天之賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

	2003年 12月31日 $000	2003年 6月30日 $000
現時－30天	**151,449**	92,423
31天－60天	**8,007**	7,992
61天－90天	**605**	2,785
	160,061	103,200

簡明中期財務報表附註(續)

截至2003年12月31日止6個月

9 未計利息、税項、折舊及攤銷前盈利(「EBITDA」)

未計利息、税項、折舊及攤銷前盈利(「EBITDA」)指未計利息收入及利息支出、折舊及出售固定資產的收益或虧損、税項,以及少數股東權益之盈利。

10 固定資產

	$000
原值	
2003年7月1日	4,150,725
添置	200,783
出售	(87,585)
2003年12月31日	**4,263,923**
累積折舊及減值虧損	
2003年7月1日	2,447,505
期內支銷	201,345
出售	(83,449)
2003年12月31日	**2,565,401**
賬面淨值	
2003年12月31日	**1,698,522**
2003年6月30日	1,703,220

於2003年12月31日,本集團以融資租賃持有之固定資產賬面淨值約為$590,527,000(2003年6月30日:$657,828,000)。

7 股息

	截至12月31日止6個月	
	2003年	2002年
	$000	$000
歸於本期間		
已付中期股息，每股$0.20	**—**	116,603
宣派中期股息，每股$0.20（附註a）	**116,953**	—
	116,953	116,603
歸於往年而於本期間派付		
末期股息，每股$0.27（2002年：每股$0.07）	**157,972**	40,777
特別現金股息，每股$3.50（2002年：無）	**2,047,785**	—
	2,205,757	40,777
	2,322,710	157,380

附註

a　於2004年3月9日舉行之會議上，董事就截至2004年6月30日止年度宣派中期股息每股$0.20。此項宣派股息並沒有反映於此等中期財務報表內，但將列作截至2004年6月30日止年度之保留溢利分派。

8 每股基本及攤薄盈利

每股基本盈利是根據股東應佔溢利$235,146,000（2002年：$223,145,000）及已發行普通股之加權平均股數584,048,178股（2002年：583,304,569股）計算。

每股攤薄盈利是根據股東應佔溢利$235,146,000及就所有潛在可攤薄普通股調整後之加權平均普通股股數584,418,314股計算。截至2002年12月31日止6個月，由於並無潛在攤薄影響之股份發行在外，因此並無呈列每股攤薄盈利。

簡明中期財務報表附註（續）

截至2003年12月31日止6個月

5 融資收入淨額

	截至12月31日止6個月	
	2003年	2002年
	$000	$000
利息收入		
上市投資	**9,796**	8,962
銀行及其他財務機構存款	**10,050**	24,707
其他	**13,575**	8,220
	33,421	41,889
利息開支		
於五年內應付之銀行貸款	**(340)**	—
	33,081	41,889

6 稅項

由於本集團承上期結轉之稅項虧損足以抵銷本期之應課稅溢利（2002年：無），故本期並無就香港或海外稅項提撥準備。

計入綜合損益賬之稅項指：

	截至12月31日止6個月	
		重新編列
	2003年	2002年
	$000	$000
有關產生暫時性差異之遞延稅項	**38,966**	14,211

3 分類呈報

截至2003年12月31日止6個月，本集團之營業額及經營溢利超過90%是來自香港及澳門特別行政區之流動通訊業務。因此中期財務報表並無呈列按業務或地區分類之分析。

4 經營溢利

經營溢利已扣除下列各項列賬：

	截至12月31日止6個月	
	2003年	2002年
	$000	$000
折舊：		
自置固定資產	**134,044**	124,170
租賃固定資產	**67,301**	71,832
	201,345	196,002
遞延支出之攤銷	**10,283**	5,620
土地及樓宇、收發站及專線之經營租賃租金	**204,036**	232,336
出售固定資產虧損	**3,709**	1,326
存貨撥備	**569**	2,158
呆壞賬撥備	**6,969**	10,315
滙兑虧損淨額	**4,925**	204

簡明中期財務報表附註(續)

截至2003年12月31日止6個月

1 編製基準及主要會計政策(續)

(b) 遞延稅項

遞延稅項採用負債法就資產及負債之稅基與其於財務報表之賬面值之間所產生之暫時性差異全數予以撥備。主要暫時性差異由固定資產折舊及稅項虧損結餘產生。遞延稅項是按於結算日已頒佈或將正式頒佈之稅率釐定。

遞延稅項資產之確認,以估計未來有足夠應課稅溢利扣減暫時性差異為限。

除非可控制暫時性差異逆轉之時間,而且暫時性差異在可預見之將來很可能不會逆轉,就附屬公司及聯營公司之投資所產生之暫時性差異,均作出遞延稅項撥備。

於過往年度,遞延稅項乃根據就課稅目的而計算之溢利與賬目所列溢利兩者之時差按現行稅率撥備,並以可見將來須支付或收回之負債或資產為限。採納經修訂會計實務準則第12號,是一項會計政策之變動。

中期財務報表須與截至2003年6月30日止年度之年度財務報表一併理解。

2 營業額

本集團主要從事提供流動電訊及相關服務,以及銷售流動電話及配件。期內之已確認收益如下:

	截至12月31日止6個月	
	2003年	2002年
	$000	$000
流動及國際電訊服務	1,216,813	1,180,835
流動電話及配件銷售	331,987	260,814
互聯網服務	—	12,065
	1,548,800	1,453,714

簡明中期財務報表附註

截至2003年12月31日止6個月

1 編製基準及主要會計政策

編製該等未經審核簡明綜合中期財務報表(「中期財務報表」)所採納之編製基準及主要會計政策列載如下：

(a) *編製基準*

該等中期財務報表乃按香港會計師公會發出之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」編製。

編製該等中期財務報表所採用之會計政策及計算方法，與截至2003年6月30日止年度之年度財務報表所採用者一致，惟本集團已採納自2003年1月1日或以後開始之會計期間生效之經修訂會計實務準則第12號「所得稅」。根據經修訂會計實務準則第12號，本集團已就遞延稅項採用一項新會計政策，其載於下列之附註1b。

遞延稅項之新會計政策已被採納，具有可追溯力，而比較數字已相應予以重新編列。新會計政策對於本集團之中期財務報表之重大財務影響如下：

- 截至2002年12月31日止6個月之少數股東權益應佔除稅後溢利增加$443,000，而截至2003年12月31日止6個月則減少$395,000。

- 截至2002年及2003年12月31日止6個月之股東應佔溢利分別減少$14,654,000及$38,571,000。

- 於2002年及2003年7月1日之期初儲備分別減少$20,993,000及$50,473,000。

- 遞延稅項資產$8,403,000(2003年6月30日：$8,417,000)及遞延稅項負債$96,955,000(2003年6月30日：$58,003,000)已載於本集團於2003年12月31日之資產負債表內。

綜合權益變動表

截至2003年12月31日止6個月

	股本	股份溢價	資本贖回儲備	繳入盈餘	保留溢利	總額
	$000	$000	$000	$000	$000	$000
2003年7月1日 (如之前所呈報)	58,301	4,218,517	2,461	199,800	893,016	5,372,095
採納會計實務準則第12號(經修訂)(附註1a)	—	—	—	—	(50,473)	(50,473)
2003年7月1日 (已重新編列)	58,301	4,218,517	2,461	199,800	842,543	5,321,622
行使購股權	207	18,985	—	—	—	19,192
購回股份	—	—	—	(2,365)	(32)	(2,397)
註銷股份溢價	—	(4,237,502)	—	4,237,502	—	—
支付2003年之末期股息	—	—	—	—	(157,972)	(157,972)
支付特別現金股息	—	—	—	(2,047,785)	—	(2,047,785)
期內溢利	—	—	—	—	235,146	235,146
2003年12月31日	**58,508**	**—**	**2,461**	**2,387,152**	**919,685**	**3,367,806**

截至2002年12月31日止6個月

	股本	股份溢價	資本贖回儲備	繳入盈餘	保留溢利	總額
	$000	$000	$000	$000	$000	$000
2002年7月1日 (如之前所呈報)	58,435	4,229,260	2,150	199,800	642,892	5,132,537
採納會計實務準則第12號(經修訂)(附註1a)	—	—	—	—	(20,993)	(20,993)
2002年7月1日 (已重新編列)	58,435	4,229,260	2,150	199,800	621,899	5,111,544
購回股份	(182)	(14,270)	182	—	(182)	(14,452)
發行新股份代替現金股息	177	14,316	—	—	(14,493)	—
支付2002年末期股息	—	—	—	—	(26,284)	(26,284)
期內溢利	—	—	—	—	223,144	223,144
2002年12月31日 (已重新編列)	**58,430**	**4,229,306**	**2,332**	**199,800**	**804,084**	**5,293,952**

簡明綜合現金流量表

截至2003年12月31日止6個月

	附註	未經審核 截至12月31日止6個月 2003年 $000	2002年 $000
經營業務之現金流入淨額		**352,904**	407,057
投資活動			
購買固定資產(扣除出售)		**(181,756)**	(188,669)
遞延支出		**(17,599)**	(7,607)
購買持至到期日之債務證券(扣除贖回)		**(930,241)**	(385,878)
購買股本證券(扣除償還款項)		**(3,611)**	(4,194)
已收利息		**34,427**	42,423
投資活動之現金流出淨額		**(1,098,780)**	(543,925)
融資活動			
購回股份		**(2,397)**	(14,452)
少數股東向一間附屬公司注資		**—**	3,261
銀行存款抵押減少		**57,545**	105,955
新造銀行貸款之所得款項		**420,000**	—
根據購股權計劃發行股份之所得款項		**19,192**	—
已付股息		**(2,205,757)**	(26,284)
已付利息		**(225)**	—
融資活動之現金(流出)/流入淨額		**(1,711,642)**	68,480
現金及現金等價物減少		**(2,457,518)**	(68,388)
期初之現金及現金等價物		**2,820,725**	2,418,105
期終之現金及現金等價物		**363,207**	2,349,717
現金及現金等價物分析			
現金及銀行結存	13	**697,801**	2,769,164
減:已抵押銀行存款	13	**(334,594)**	(419,447)
		363,207	2,349,717

(全文中之「$」皆指港元)

綜合資產負債表

於2003年12月31日及2003年6月30日

	附註	未經審核 2003年 12月31日 $000	重新編列 2003年 6月30日 $000
非流動資產			
固定資產	10	1,698,522	1,703,220
遞延税項資產		8,403	8,417
於聯營公司之權益		3,050	3,050
投資	11	1,488,174	701,092
遞延支出		14,904	7,554
		3,213,053	2,423,333
流動資產			
存貨		56,711	29,605
投資		191,445	53,387
應收營業賬款	12	160,061	103,200
按金及預付款項		88,430	100,993
其他應收款項		32,075	25,034
現金及銀行結存	13	697,801	3,212,864
		1,226,523	3,525,083
流動負債			
應付營業賬款	14	134,376	145,902
其他應付賬款及應計項目		301,482	297,482
客戶按金		25,545	26,878
遞延收入		70,700	78,058
無抵押銀行借款		420,000	—
		952,103	548,320
流動資產淨值		274,420	2,976,763
總資產減流動負債		3,487,473	5,400,096
非流動負債			
遞延税項負債		96,955	58,003
少數股東權益		22,712	20,471
資產淨值		3,367,806	5,321,622
資本及儲備			
股本	15	58,508	58,301
儲備	17	3,309,298	5,263,321
股東權益		3,367,806	5,321,622

（全文中之「$」皆指港元）

董事會欣然宣佈本集團截至2003年12月31日止6個月之中期報告及簡明綜合財務報表。本集團截至2003年12月31日止6個月之綜合損益賬、簡明綜合現金流量表及綜合股本變動表，以及於2003年12月31日之綜合資產負債表（均未經審核），連同部份附註，載於本報告第7至第23頁。

截至2002年12月31日止的綜合損益賬已按該等財務報表附註1(a)所載予以重列。

綜合損益表

截至2003年12月31日止6個月

	附註	未經審核 截至12月31日止6個月 2003年 $000	重新編列 2002年 $000
營業額	2	**1,548,800**	1,453,714
銷售貨品及提供服務成本		**(522,538)**	(439,014)
毛利		**1,026,262**	1,014,700
其他經營開支		**(782,990)**	(818,111)
經營溢利	4	**243,272**	196,589
利息收入	5	**33,421**	41,889
利息開支	5	**(340)**	—
除稅前溢利		**276,353**	238,478
稅項	6	**(38,966)**	(14,211)
除稅後溢利		**237,387**	224,267
少數股東權益		**(2,241)**	(1,122)
股東應佔溢利	17	**235,146**	223,145
股息			
歸於本期間	7	**116,953**	116,603
歸於往年而於本期間派付	7	**2,205,757**	40,777
每股盈利			
基本	8	**$0.40**	$0.38
攤薄	8	**$0.40**	不適用
未計利息、稅項、折舊及攤銷前盈利（「EBITDA」）	9	**448,327**	393,917

本集團須安排銀行代其開立履約保證及信用證。在某些情況下，本集團將以現金存款作為該等工具之部分或全部抵押品，以減輕發行成本。於2003年12月31日，已抵押存款總額為$335,000,000(2003年6月30日：$392,000,000)。

功能貨幣及外滙波動風險

本集團之功能貨幣為港幣。除以美元結算之定息投資及美元銀行存款外，所有重大收入、開支、資產及負債均以港幣計算。因此，除本集團之美元銀行存款及債務證券投資外，本集團並沒有任何重大之滙兑收益及虧損風險。本集團現階段並無進行任何外滙對沖活動。

或然負債

履約保證

若干銀行代表本集團就其於香港及澳門獲當地之電訊管理局發出牌照之責任，向有關當局發出履約保證。於2003年12月31日，此等履約保證項下未償總額為$152,000,000(2003年6月30日：$202,000,000)。所有履約保證全數以盈餘現金存款作為現金抵押。

出租、租回安排

一間銀行代表本集團發出一份信用證，為其於截至1999年6月30日止年度訂立之出租租回安排須履行之責任作出擔保。此項信用證全數以盈餘資金作為現金抵押，以減低發行成本。董事認為，本集團須根據此項擔保付款之風險很微。

除上文所述者外，本集團並無其他重大或然負債。

僱員及購股權計劃

於2003年12月31日，本集團有1,260名全職僱員，大部分為香港員工。員工收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質，須視乎(其中包括)本集團之表現及個別員工之表現而發放。福利包括強制性公積金計劃及醫療與牙科保險。本集團亦就個別員工之需要，提供內部及公司以外之培訓。

根據本集團之購股權計劃，本公司可向包括董事及僱員之參與者授予購股權以認購本公司之股份。期內，僱員已以$9.29及$9.20之價格，行使2,066,500份購股權。於2003年12月31日，尚未行使之購股權共3,133,500份。

附屬公司、聯營公司及其他投資

期內並無收購或成立主要附屬公司。

本集團投資於三項電訊及科技創業基金，其中一項是透過於聯營公司之投資而持有。截至2003年12月31日止6個月，並無減值開支，而董事認為，現時對此等投資之估值屬保守。

截至2003年12月31日止6個月並無出售附屬公司、聯營公司或其他投資。

資本架構、流動資金及財務資源

本集團之資本架構，因應期內派付特別及末期股息，而有所轉變。於派付股息前，本集團之資金全部來自股本及內部產生之資金，並無向外舉債。因應債務證券投資之增加及特別現金股息之派付，本集團安排了若干短期港元浮動利率循環信貸融資。本集團亦於期內註銷股份溢價賬，並把結餘轉撥至繳入盈餘賬。

本集團之現金資源維持強勁，於2003年12月31日之現金、銀行結餘及持至到期日之債務證券投資，在扣除借款淨額後，達$1,910,000,000。

本集團期內經營業務之現金流入淨額為$353,000,000。期內收取之利息淨額為$34,000,000，而對上6個月期間則為$48,000,000，這是由於盈餘資金投資於較高收益之債務證券所佔百分比增加。本集團期內之其他主要資金流出為支付特別及末期股息、購買持至到期日債務證券及購置固定資產。另外，本集團自合共$600,000,000承擔借貸融資所得之款項流入為$420,000,000。

本集團之董事認為，本集團現有之現金資源及已承擔之借貸融資，足以應付現行截至2004年6月30日止財政年度之資本開支。

財資管理政策

本集團根據董事會不時批准之財資管理政策，動用其盈餘資金作投資用途。盈餘資金會存放於香港之銀行戶口或投資於投資級別之債務證券。香港之銀行存款均為港幣或美元存款。

本集團所投資之債務證券，均以港幣或美元結算，年期最長為3年。本集團之政策是持有其於債務證券之投資直至到期日。

本集團於期內向若干銀行安排數項1年承擔期之港元循環信貸融資，合共$600,000,000，當中於2003年12月31日已動用之款額為$420,000,000。

概覽

SmarTone 2002/03年度強勁之財務表現，在本財政年度之上半年得以延續下去。期內，本集團股東應佔溢利達到$235,000,000（2002/03年下半年：$155,000,000）。由於非典型肺炎疫症結束後，業務活動再度活躍起來，所以，本集團期內之溢利，較對上6個月期間錄得增長。互聯網服務供應商業務於2002/03年下半年結束，因此，並無對本集團截至2003年12月31日止6個月之業績造成影響。期內並無資產減值開支。

期內，本集團亦執行經修訂會計實務準則第12號：「所得税」。這導致本集團於期內就遞延税項扣除$39,000,000。對上一個財政年度之比較數字已重新編列，因此，2002/03年上半年之股東應佔溢利為$223,000,000。

經營表現

期內，集團之未計利息、税項、折舊及攤銷前盈利（「EBITDA」）為$448,000,000（2002/03年下半年：$359,000,000）。

由於流動通訊服務之收益及手機之銷售均錄得上升，期內之營業額增加$171,000,000至$1,549,000,000（2002/03年下半年：$1,378,000,000）：

- 期內之流動通訊服務收益增加12%至$1,217,000,000（2002/03年下半年：$1,083,000,000）。由於每名客戶之每月平均收益（「ARPU」）及用戶人數上升，香港流動通訊月費計劃服務收益錄得增長。期內，香港之預繳服務收益及澳門流動通訊收益，亦較2002/03年下半年有所增加。

  期內，香港之綜合ARPU（Blended ARPU）為每月$188（2002/03年下半年：每月$178）。此增長主要是由於漫游收益於非典型肺炎疫症結束後回升，及數據收益錄得增長。期內月費計劃之APRU，錄得2%之升幅至$207（2002/03年下半年：$203）。

- 期內之手機及配件銷售為$332,000,000（2002/03年下半年：$295,000,000）。手機銷售量錄得可觀增長，是由於期內推出配備彩色屏幕、內置相機及JAVA驅動器等先進功能之新手機型號。而市場上最優秀之GSM相機電話－GX22－於2003年9月推出，並深受客戶歡迎。銷售於2004年持續強勁。

由於銷售手機之成本增加，加上支付予IDD和漫游合作夥伴之費用上升，所以銷售貨品及提供服務之成本亦相應增加至$523,000,000（2002/03年下半年：$435,000,000）。此等成本之上升，相應反映了銷售手機及漫游收益之上升。

其他經營開支（不包括折舊及出售固定資產的虧損）減少至$578,000,000（2002/03年下半年：$584,000,000）。這主要是由於期內銷售及市場推廣支出有所減少。

本集團澳門流動通訊業務之財務表現繼續錄得改善。截至2003年12月31日止6個月錄得溢利。

前景

SmarTone現正不斷在品牌、業務支柱及人才等方面作出投資，藉以加強服務質素及令客戶更為滿意。本公司亦大力改革組織架構與業務運作，從而進一步提高生產力與競爭力，並迎合以多媒體服務為主的嶄新商業模式之運作需要。SmarTone希望透過這些措施，締造長期持久的競爭優勢，在芸芸對手中脱穎而出。

當前的市場環境對多媒體服務的普及化越趨有利。隨著經濟穩步復甦，消費信心相應增強。而過去兩年，支援多媒體服務的手機之滲透率及客戶對多媒體服務之認識均顯著提升。再者，內容與應用服務供應商相繼湧現，有助本公司為客戶提供更多具吸引力的多媒體服務。

SmarTone著重客戶的需要，致力為他們帶來益處及價值。本公司努力不懈地提供卓越的多媒體服務，成績廣為客戶及業界所認同。我們亦累積了豐富的專業知識，能優化端對端服務傳送平台，讓客戶獲享一流的服務體驗。SmarTone現享多方面的優勢，令其可以藉著多媒體服務，推動收益增長及提升盈利水平。

SmarTone致力讓客戶由2.5G提升至3G服務時，獲享流暢的體驗，並可選用更佳及更多元化的多媒體服務。我們現正積極鋪設3G網絡，並預期在2004年下半年，當有關技術成熟，而市場亦推出多款兼容2.5G及3G的高質素手機時，開展相關3G服務。同時，本公司亦將兼顧消費者及商業客戶的需要，大力發展及推廣不同的3G服務。本人深信SmarTone將繼續為客戶提供最佳的產品及服務。

謝意

本人謹代表董事會，衷心感謝客戶、股東與董事同寅的不斷支持，並感激一班努力不懈、貢獻良多的員工。

主席
郭炳聯

香港，2004年3月9日

SmarTone繼續提升服務質素及令客戶更感稱心滿意，並不斷加強品牌形象，以及優化其業務支柱 — 產品及服務、網絡表現和客戶服務。上述措施均有助本公司改善客戶組合，為提高收益增長及盈利水平建立廣闊的基礎。

- SmarTone 新近推出的品牌推廣活動，透過展示 SmarTone iN™ 及 **picturemail**™ 如何幫助客戶更有效地與人溝通，生動地表達出本公司「與一切更貼近」的客戶服務宗旨。這個品牌推廣活動以感性的手法，帶出有效地溝通及建立緊密關係為客戶所帶來的好處。我們相信這能為客戶與SmarTone品牌之間建立更密切關係。

- 為了提高新服務的收入，SmarTone推出勝人一籌的多媒體服務，包括針對消費者需要的 SmarTone iN™，和專為商務客戶而設的 SmarTone BIZ™。這兩項多媒體服務不僅簡單易用，更為客戶提供多元化的服務選擇。本公司的合作夥伴陣容強大，而內容及應用服務供應商的數目亦不斷增加，有助我們繼續加強多媒體內容及服務。

- SmarTone 備有各大品牌的最新款手機，為客戶提供最多元化的選擇，以推動多媒體服務之普及化。本公司與 Sharp 緊密合作，推出深受客戶歡迎的GX系列手機，其所具備的多項功能傲視同儕，包括高質素的內置相機及卓越的液晶體顯示屏幕。該等功能加上極之簡單易用的使用者介面，令客戶對GX系列愛不釋手。快將面世的GX32乃GX系列中的最新型號，其內置的百萬像素CCD相機為另一突破之作，能提供極高的影像質素，可供相片打印之用。此外，GX32的QVGA液晶體顯示屏幕採用了CG Silicon技術，能為客戶帶來超凡的影像。這部全新的手機正好印證本公司在為客戶提供最優質產品及服務上的領導地位。

- SmarTone 的網絡表現，無論在話音或多媒體服務方面，均為全港之冠，並獲得由香港中文大學進行的網絡質素研究結果所肯定。本公司的最佳網絡表現確保客戶能獲享卓越的流動服務體驗。

- SmarTone 不斷強化前線運作，既讓每位客戶能親身體驗多媒體服務之好處，亦同時令本公司整體服務質素得以進一步提升。期間，本公司再度榮獲多個零售與服務業大獎；其中最值得注目的是前所未有地連續3年（由2001年至2003年）榮獲由香港零售管理協會所頒發的傑出服務獎 — 最佳服務團隊獎，盡顯本公司對提供一致高質素服務水平之堅定承諾。

澳門流動通訊業務

澳門流動通訊業務已從非典型肺炎的衝擊中復元，並對集團純利作出了貢獻。

本人欣然宣佈公司取得令人鼓舞的業績及業務進展。

集團之股東應佔溢利增長至$235,000,000，主要是由於漫游業務復甦、多媒體服務使用量增加和營運效益與效率得到改善。本公司亦積極提升品牌形象，並致力鞏固在服務質素方面的領導地位。有關工作均取得良好進展，並同時奠定了穩健的基礎，有助公司長遠建立持久的競爭優勢。

財務摘要

集團之營業額增長至$1,549,000,000，而對上6個月期間及去年同期則分別錄得$1,378,000,000及$1,454,000,000。

集團未計利息、稅項、折舊及攤銷前之盈利(「EBITDA」)為$448,000,000，較對上6個月期間增長25%，亦較去年同期增加14%。未計利息及稅項前之盈利(「EBIT」)則上升至$243,000,000，較對上6個月及去年同期分別增長76%及24%。

集團遵照經修訂香港會計實務準則第12號「所得稅」，就遞延稅項採納一套新的會計政策。根據此會計政策，截至2003年12月31日止6個月期間，集團確認遞延稅項支出為$39,000,000，去年度之賬目亦已重新編列。

集團之股東應佔溢利達$235,000,000，較對上6個月期間之$155,000,000增加52%，並較去年同期的$223,000,000上升5%。每股盈利為$0.40，較去年同期的$0.38增長5%。

股息

董事會宣佈派發中期股息，每股為$0.20(2002年：$0.20)。

業務回顧

香港流動通訊業務

回顧期內，漫游收益從非典型肺炎期間大幅回升；多媒體服務收益亦錄得穩健增長。因此，期內之綜合ARPU(Blended ARPU)增至$188，較對上6個月的$178上升6%。月費計劃服務之ARPU則增至$207，較對上6個月的$203增長2%。客戶對公司的服務更感滿意，月費計劃服務之客戶流失率由2003年6月的2.6%降至2003年12月的2.4%。經營開支亦輕微下降，反映本公司不斷致力提升生產力之成效。期內客戶人數有所增加，截至2003年12月31日止，客戶總人數達1,043,000名。

SmarTone 廣告宣傳活動令「與一切更貼近」變得生活化

SmarTone 原創的動畫角色 Pluff Pluff，是公司全新品牌廣告宣傳活動之主角。

Pluff Pluff 渾圓的大眼睛，充滿情感；在這個品牌廣告宣傳活動中，活潑地表達了如何藉著分享「與一切更貼近」。他全身綠色，只有大拇指的高度，卻擁有一個與身型不相稱的大頭；而其兩條幼長的觸角，好奇地探索四周。他的外表或許與我們不同，但他卻反映我們人性的一面 — *渴望走近他人、渴望結交朋友，更渴望與身邊的人保持緊密接觸*。



既感性又討人喜歡的 Pluff Pluff，有著小孩獨有的純真，對世界充滿希望與憧憬。憑著一份赤子之坦率，推動他開放自己，不斷尋找新體驗。

Pluff Pluff心地善良，並且抱有不斷嘗試的態度。他真正明白到*分享可讓大家「與一切更貼近」*。其實，他正正活在我們每個人的心中。



SmarTone